Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2025

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at June 30, 2025	As at December 31, 2024
ASSETS

Current assets
Cash and cash equivalents (note 3)	$18,195,052	$30,580,029
Accounts receivable	58,921	100,366
Other receivables	220,966	261,255
Prepaid expenses	1,299,246	726,509
Total current assets	19,774,185	31,668,159

Non-current assets
Property and equipment (note 4)	163,514	195,592
Total assets	$19,937,699	$31,863,751

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (note 13)	$7,987,270	$6,976,736
Current portion of lease liability (note 5)	35,556	33,009
Total current liabilities	8,022,826	7,009,745

Non-current liabilities
Lease liability (note 5)	106,998	125,523
Total liabilities	8,129,824	7,135,268

Equity
Share capital (note 7)	179,538,695	179,335,421
Contributed surplus	28,165,305	24,647,163
Deficit	(195,896,125)	(179,254,101)
Total equity	11,807,875	24,728,483
Total equity and liabilities	$19,937,699	$31,863,751

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Commitments (note 11)

Subsequent events (note 8)

Approved on behalf of the Board:

“David Elsley”, Director	“Guillermo Torre-Amione”, Director

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
Operating expenses (notes 8, 12, 13)
General and administration (note 12)	$4,944,477	$5,031,702	$9,616,128	$10,114,254
Research and development (note 12)	2,731,681	2,709,644	6,489,093	6,032,573
Loss before other income	(7,676,158)	(7,741,346)	(16,105,221)	(16,146,827)
Interest income (note 3)	180,667	307,409	428,936	684,703
Gain (loss) on foreign exchange	(858,880)	152,017	(965,739)	780,952
Change in derivative liability (note 6)	-	691,047	-	(1,117,556)
Other income	-	-	-	28,223
Net loss and comprehensive loss for the period	$(8,354,371)	$(6,590,873)	$(16,642,024)	$(15,770,505)

Basic and diluted net loss per share (note 10)	$(0.10)	$(0.10)	$(0.20)	$(0.23)
Weighted average number of common shares outstanding	82,653,373	68,751,105	82,631,305	68,005,224

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2025	2024
Operating activities
Net loss and comprehensive loss for the period	$(16,642,024)	$(15,770,505)
Adjustments for:
Depreciation of property and equipment	50,456	81,309
Amortization of intangible assets	-	42,222
Share-based compensation (note 8)	3,687,156	2,707,686
Change in derivative liability	-	1,117,556
Unrealized foreign exchange (gain)/loss on cash	668,830	(640,778)
Accretion on lease liability	11,710	13,006
Changes in non-cash working capital items:
Accounts receivable	41,445	49,094
Other receivables	40,289	(11,646)
Prepaid expenses	(572,737)	(676,412)
Accounts payable and accrued liabilities	1,010,534	1,389,972
Net cash used in operating activities	(11,704,341)	(11,698,496)

Investing activities
Purchase of property and equipment	(18,378)	(7,260)
Net cash used in investing activities	(18,378)	(7,260)

Financing activities
Proceeds from stock options exercised	34,260	177,510
Payment of lease liability	(27,688)	(23,073)
Net cash provided by financing activities	6,572	154,437
Net change in cash and cash equivalents	(11,716,147)	(11,551,319)
Cash and cash equivalents, beginning of period	30,580,029	34,931,778
Impact of foreign exchange on cash and cash equivalents	(668,830)	640,778
Cash and cash equivalents, end of period	$18,195,052	$24,021,237

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2023	65,352,279	$148,519,136	$3,517,867	$18,786,306	$(142,576,802)	$28,246,507
Fair value of expired warrants	-	-	(3,517,867)	3,517,867	-	-
Restricted share units exercised	1,596,034	1,919,588	-	(1,919,588)	-	-
Stock options exercised	175,000	177,510	-	-	-	177,510
Fair value of stock options exercised	-	99,263	-	(99,263)	-	-
Share-based compensation (note 8)	-	-	-	2,707,686	-	2,707,686
Performance share units exercised	2,200,000	1,634,038	-	(1,634,038)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(15,770,505)	(15,770,505)
Balance, June 30, 2024	69,323,313	$152,349,535	$-	$21,358,970	$(158,347,307)	$15,361,198

Balance, December 31, 2024	82,608,992	$179,335,421	$-	$24,647,163	$(179,254,101)	$24,728,483
Restricted share units exercised	40,733	102,581	-	(102,581)	-	-
Stock options exercised	25,000	34,260	-	-	-	34,260
Fair value of stock options exercised	-	22,033	-	(22,033)	-	-
Share-based compensation (note 8)	-	-	-	3,687,156	-	3,687,156
Performance share units exercised - shares to be issued	-	44,400	-	(44,400)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(16,642,024)	(16,642,024)
Balance, June 30, 2025	82,674,725	$179,538,695	$-	$28,165,305	$(195,896,125)	$11,807,875

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation’s registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the “Corporation” or “Cardiol”) is a clinical-stage life sciences company focused on developing anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease. The Corporation’s lead small molecule drug candidate, CardiolRx™ (cannabidiol) oral solution, is pharmaceutically manufactured and in clinical development for use in the treatment of heart disease.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the “TSX”). As a result, the Corporation’s common shares commenced trading on that date on the TSX under the symbol “CRDL”. On August 10, 2021, the Corporation’s common shares commenced trading on The Nasdaq Capital Market under the symbol “CRDL”.

2.	Material accounting policy information

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively “IFRS Accounting Standards”).

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of August 13, 2025, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2024.

Any subsequent changes to IFRS Accounting Standards that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2025, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three and six months ended June 30, 2025, amounted to $180,667 and $428,936 (three and six months ended June 30, 2024 - $307,409 and $684,703).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

4.	Property and equipment

	Right-of-		Leasehold	Office	Computer
Cost	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2023	$341,238	$219,809	$237,248	$66,864	$128,657	$993,816
Additions	-	-	-	-	21,290	21,290
Disposals	-	(46,855)	-	-	-	(46,855)
Balance, December 31, 2024	341,238	172,954	237,248	$66,864	$149,947	$968,251
Additions	-	-	-	-	18,378	18,378
Balance, June 30, 2025	$341,238	$172,954	$237,248	$66,864	$168,325	$986,629

	Right-of-		Leasehold	Office	Computer
Accumulated Depreciation	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2023	$196,668	$131,722	$207,552	$40,355	$80,461	$656,758
Depreciation for the year	63,984	26,426	29,696	5,302	17,994	143,402
Disposals	-	(27,501)	-	-	-	(27,501)
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659
Depreciation for the period	31,992	6,346	-	2,121	9,997	50,456
Balance, June 30, 2025	$292,644	$136,993	$237,248	$47,778	$108,452	$823,115

	Right-of-		Leasehold	Office	Computer
Carrying value	use asset	Equipment	improvements	equipment	equipment	Total
Balance, December 31, 2024	$80,586	$42,307	$-	$21,207	$51,492	$195,592
Balance, June 30, 2025	$48,594	$35,961	$-	$19,086	$59,873	$163,514

5.	Lease liability

Carrying
Value
Balance, December 31, 2023	$174,340
Repayments	(41,532)
Accretion	25,724
Balance, December 31, 2024	$158,532
Repayments	(27,688)
Accretion	11,710
Balance, June 30, 2025	$142,554
Current portion	35,556
Long-term portion	$106,998

(i) When measuring the lease liability for the property lease that was classified as an operating lease, the Corporation discounted the lease payments using its incremental borrowing rate. The original property lease had an expiration date of May 31, 2024, and the lease payments were discounted with a 9% interest rate. During the year ended December 31, 2023, the property lease was extended to October 30, 2028. The lease liability was revalued as of the extension date with lease payments discounted with a 15% interest rate.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

6.	Derivative liability

On November 5, 2021, the Corporation issued 8,175,000 warrants as part of a unit financing. Each warrant was exercisable into one common share at the price of USD$3.75 per share for a period of three years from closing. The warrants were classified as a derivative liability on the statement of financial position and re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation’s functional currency. During the three and six months ended June 30, 2024, the value of the derivative liability (increased)/decreased by $691,047 and $(1,117,556). During 2024, all 8,175,000 warrants expired unexercised.

7.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of common shares	Amount
Balance, December 31, 2023	65,352,279	$148,519,136
Restricted share units exercised (note 8)	1,596,034	1,919,588
Fair value of stock options exercised (note 8)	-	99,263
Stock options exercised (note 8)	175,000	177,510
Performance share units exercised (note 8)	2,200,000	1,634,038
Balance, June 30, 2024	69,323,313	$152,349,535

Balance, December 31, 2024	82,608,992	$179,335,421
Restricted share units exercised (note 8)	40,733	102,581
Stock options exercised (note 8)	25,000	34,260
Fair value of stock options exercised (note 8)	-	22,033
Performance share units exercised - shares to be issued (note 8)	-	44,400
Balance, June 30, 2025	82,674,725	$179,538,695

8.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”), and Deferred Share Units (“DSUs”), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation’s issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three and six months ended June 30, 2025, the total expenses related to share-based compensation amounted to $2,540,182 and $3,687,156 (three and six months ended June 30, 2024 - $1,805,586 and $2,707,686). All outstanding awards are settleable with common shares and not cash.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2023	1,732,500	$2.44
Issued	455,000	2.56
Expired	(185,000)	1.84
Exercised (i)	(175,000)	1.01
Balance, June 30, 2024	1,827,500	$2.68

Balance, December 31, 2024	1,487,500	$2.76
Issued	1,510,000	1.65
Expired	(170,000)	2.68
Exercised (ii)	(25,000)	1.37
Cancelled (iii)	(1,000,000)	1.63
Balance, June 30, 2025	1,802,500	$2.47

(i) The weighted average share price on date of exercise was $2.62.

(ii) The weighted average share price on date of exercise was $1.70.

(iii) During the quarter ended June 30, 2025, the Corporation cancelled 1,000,000 stock options held by a consultant, and issued 400,000 PSUs of the Corporation to replace the cancelled stock options. The cancelled stock options were revalued as of the grant date of the PSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their time to maturity. The following weighted average assumptions were used for the calculation:

Fair value of stock options at cancellation date	$0.95
Share price	$1.97
Exercise price	$1.54
Risk-free interest rate	2.69%
Expected volatility	80%
Expected life in years	1.67
Expected dividend yield	Nil

The remaining unvested fair value of the cancelled options converted into PSUs will be recorded as share based compensation expenses over the remainder of the original vesting period.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(a) Stock Options (continued)

At the grant date, the fair value of stock options issued was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Fair value of stock options at grant date	$0.73	$1.79
Share price	$1.65	$2.83
Exercise price	$1.65	$2.56
Risk-free interest rate	2.61%	3.83%
Expected volatility	76%	93%
Expected life in years	2.60	3.13
Expected dividend yield	Nil	Nil

The following table reflects the actual stock options issued and outstanding as of June 30, 2025:

Expiry date	Exercise price ($)		Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
August 19, 2025	2.12		0.14	100,000	100,000
August 30, 2025	5.00		0.17	80,000	80,000
April 1, 2026	5.77		0.75	60,000	60,000
December 8, 2026	3.59		1.44	325,000	325,000
January 11, 2027	2.18		1.53	220,000	220,000
March 1, 2027	2.56		1.67	200,000	200,000
March 9, 2027	1.55	(i)	1.69	200,000	50,000
May 12, 2027	1.46		1.87	70,000	70,000
September 13, 2027	1.61		2.21	207,500	138,334
July 7, 2029	2.07		4.02	30,000	-
August 19, 2029	1.50		4.14	30,000	-
May 25, 2030	1.49	(i)	4.90	120,000	-
May 25, 2030	2.12		4.90	100,000	-
May 29, 2030	1.59	(i)	4.92	60,000	-
	2.47		2.08	1,802,500	1,243,334

(i) Denotes exercise price in USD; these amounts were translated to CAD for presentation purposes at the June 30, 2025 rate of 1.37.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(b) Performance Share Units

Number of PSUs
Balance, December 31, 2023	2,000,000
Issued (i)	300,000
Redeemed (ii)	(2,200,000)
Balance, June 30, 2024	100,000

Balance, December 31, 2024	-
Issued (i)	857,000
Redeemed (iii)	(24,000)
Balance, June 30, 2025	833,000

(i) Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for all PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation’s share price, adjusted by the estimated likelihood of the performance conditions being met.

(ii) The weighted average share price on date of exercise was $2.04.

(iii) The weighted average share price on date of exercise was $1.85.

The following table reflects the actual PSUs issued and outstanding as of June 30, 2025:

	Weighted average remaining	Number of	Number of PSUs
Expiry date	contractual life (years)	PSUs outstanding	vested (exercisable)
December 31, 2025	0.50	833,000	52,667

(i) Subsequent to June 30, 2025, 2,645,000 PSUs were issued.

(ii) Subsequent to June 30, 2025, 1,030,723 PSUs were redeemed.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

(c) Restricted Share Units

Number of RSUs
Balance, December 31, 2023	3,544,887
Redeemed (i)	(1,596,034)
Balance, June 30, 2024	1,948,853

Balance, December 31, 2024	4,852,299
Redeemed (ii)	(40,733)
Balance, June 30, 2025	4,811,566

(i) The weighted average share price on date of redemption was $1.57.

(ii) The weighted average share price on date of redemption was $1.27.

The following table reflects the actual RSUs issued and outstanding as of June 30, 2025:

	Weighted average remaining	Number of	Number of RSUs
Expiry date	contractual life (years)	RSUs outstanding	vested (exercisable)
July 31, 2025	0.08	1,495,692	1,362,358
October 31, 2025	0.34	32,874	32,874
July 10, 2027	2.03	3,283,000	785,500
	1.41	4,811,566	2,180,732

9.	Warrants

	Number of warrants	Amount
Balance, December 31, 2023	11,628,178	$3,517,867
Expired	(3,453,178)	(3,517,867)
Balance, June 30, 2024	8,175,000	$-

Balance, December 31, 2024 and June 30, 2025	-	$-

10.	Loss per share

For the three and six months ended June 30, 2025, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $8,354,371 and $16,642,024 (three and six months ended June 30, 2024 - $6,590,873 and $15,770,505) and the weighted average number of common shares outstanding of 82,653,373 and 82,631,305 (three and six months ended June 30, 2024 - 68,751,105 and 68,005,224). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

11.	Commitments

(i) The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2025	$27,688	$25,923	$53,611
2026	55,376	51,846	107,222
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$184,586	$172,820	$357,406

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2025	$200,199
2026	83,231
2027	34,199
Total	$317,629

(iii) Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2025	$1,280,272
2026	44,306
2027	23,085
2028	25,254
Total	$1,372,917

12.	Operating expenses

The following details highlight certain non-cash components of the research and development and general and administration expenses. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
General and administration expenses
Depreciation of property and equipment	$25,470	$40,797	$50,456	$81,309
Amortization of intangible assets	-	21,111	-	42,222
Non-cash share-based compensation	2,228,126	1,779,357	3,066,472	2,628,113

Research and development expenses
Non-cash share-based compensation	$312,056	$26,229	$620,684	$79,573

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Six Months Ended June 30, 2025

(Expressed in Canadian Dollars)

Unaudited

13.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, and include any directors (executive and non- executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation was as follows:

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Salaries and benefits	$570,714	$540,335	$1,875,727	$1,804,739
Share-based payments	469,829	154,291	938,789	275,731
	$1,040,543	$694,626	$2,814,516	$2,080,470

As at June 30, 2025, $nil (December 31, 2024 - $nil) was owed to key management personnel.